Exhibit 99.1

看準科技有限公司
KANZHUN LIMITED

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
（於開曼群島註冊成立以同股不同權控制的有限責任公司）

Stock Code 股份代號：2076


BOSS
直聘

2025
INTERIM REPORT 中期報告


ABC
AI

CONTENTS

2 Company information

4 Financial performance highlights

5 Business review and outlook

9 Management discussion and analysis

13 Corporate governance

17 Other information

27 Report on review of interim financial information

28 Unaudited condensed consolidated financial statements and notes

54 Definitions

COMPANY INFORMATION

EXECUTIVE DIRECTORS

Mr. Peng Zhao (趙鵬)
(Founder, Chairman and Chief Executive Officer)
Mr. Xu Chen (陳旭)
Mr. Yu Zhang (張宇)
Mr. Tao Zhang (張濤)
Ms. Xiehua Wang (王燮華)

NON-EXECUTIVE DIRECTOR

Mr. Haiyang Yu (余海洋)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Yonggang Sun (孫永剛)
Mr. Yan Li (李延)
Ms. Hongyu Liu (劉虹瑜)
(appointed with effect from May 22, 2025)
Ms. Mengyuan Dong (董夢媛)
(resigned with effect from August 20, 2025)

AUDIT COMMITTEE

Ms. Hongyu Liu (劉虹瑜) *(Chairperson)*
(appointed with effect from August 20, 2025)
Mr. Yonggang Sun (孫永剛)
Mr. Yan Li (李延)
Ms. Mengyuan Dong (董夢媛)
(resigned with effect from August 20, 2025)

COMPENSATION COMMITTEE

Mr. Yonggang Sun (孫永剛) *(Chairperson)*
Mr. Peng Zhao (趙鵬)
Mr. Yan Li (李延)
(appointed with effect from August 20, 2025)
Ms. Mengyuan Dong (董夢媛)
(resigned with effect from August 20, 2025)

NOMINATION COMMITTEE

Mr. Yan Li (李延) *(Chairperson)*
Mr. Yonggang Sun (孫永剛)
Mr. Peng Zhao (趙鵬)
Ms. Hongyu Liu (劉虹瑜)
(appointed with effect from May 22, 2025)

CORPORATE GOVERNANCE COMMITTEE

Mr. Yan Li (李延) *(Chairperson)*
Mr. Yonggang Sun (孫永剛)
Ms. Hongyu Liu (劉虹瑜)
(appointed with effect from August 20, 2025)
Ms. Mengyuan Dong (董夢媛)
(resigned with effect from August 20, 2025)

JOINT COMPANY SECRETARIES

Ms. Huaiyuan Liang (梁懷元)
Mr. Wing Yat Christopher Lui (呂穎一)

AUTHORISED REPRESENTATIVES

Mr. Yu Zhang (張宇)
Mr. Wing Yat Christopher Lui (呂穎一)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

21/F, GrandyVic Building
Taiyanggong Middle Road
Chaoyang District, Beijing
100020, People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1918, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

COMPANY INFORMATION

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shop 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

COMPLIANCE ADVISOR

Guotai Junan Capital Limited
27/F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HONG KONG LEGAL ADVISOR

Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

PRINCIPAL BANK

China Merchants Bank, Beijing
Taiyanggong branch
No. 21, Taiyanggong South Street
Chaoyang District
Beijing
China

STOCK SHORT NAME

BOSS ZHIPIN-W

STOCK CODES

HKEX Stock Code: 2076
Nasdaq Stock Ticker: BZ

COMPANY WEBSITE

https://ir.zhipin.com/

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the six months ended June 30,		
	2024	**2025**	Change (%)
	(Unaudited)	**(Unaudited)**	
	(RMB in thousands, except percentages)		
Revenues	3,620,496	**4,025,710**	11.2%
Income from operations	462,202	**1,090,986**	136.0%
Income before income tax expenses	771,642	**1,396,333**	81.0%
Net income	658,974	**1,223,268**	85.6%
Adjusted net income (non-GAAP financial measure)	1,249,394	**1,704,757**	36.4%

Non-GAAP Financial Measure

In addition to net income, the Company also uses adjusted net income (non-GAAP financial measure) to evaluate operating performance. The Company defines adjusted net income (non-GAAP financial measure) as net income excluding share-based compensation expenses. Share-based compensation expenses are non-cash in nature and do not result in cash outflow.

The Company has included this non-GAAP financial measure because it is a key measure used by the Company's management to evaluate operating performance, as it facilitates comparisons of operating performance from period to period. Accordingly, the Company believes that it provides useful information to investors and others in understanding and evaluating the Company's operating results in the same manner as the Company's management team and the Board do.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools; and when assessing the Company's operating performance, investors should not consider it in isolation or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The table below sets forth an unaudited reconciliation of adjusted net income (non-GAAP financial measure) to net income for the periods indicated:

	For the six months ended June 30,	
	2024	**2025**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Net income	658,974	**1,223,268**
Add: Share-based compensation expenses	590,420	**481,489**
Adjusted net income (non-GAAP financial measure)	1,249,394	**1,704,757**

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

For the six months ended June 30, 2025, our average MAU reached 60.6 million, representing a 19.8% increase from 50.6 million for the six months ended June 30, 2024. Our average DAU/MAU for the six months ended June 30, 2025 achieved 25.0%. We have not only reinforced our market leadership but also validated the success of our strategy to penetrate diverse user segments, as evidenced by the growing proportion of blue-collar workers, users from lower-tier cities, and small-to-medium enterprise clients, underscoring our sustained growth potential.

Over the past six months, the Company expanded its user reach while deepening its insights into the needs of different user segments, enhancing both service precision and value. For instance, for blue-collar workers, while strengthening job safety protections, we streamlined application processes to create a better user experience. For large state-owned enterprises and businesses with bulk recruitment demand, we provided more tailored, efficient, and targeted recruitment products and services. These initiatives have reinforced the Company's ability to deliver comprehensive, high-quality services across a diverse customer base.

In the first half of 2025, the Company continued to deepen the integration and application of AI across technology, products, business, and operations. On the user side, we focused on upgrading the user experience with features such as an AI-powered interview robot for recent graduates, AI-assisted job searches, and AI-powered job posting optimization. By enhancing our understanding of user needs and expanding the scope and effectiveness of pilot programs, we consistently improve user experience and satisfaction. We have also experimented with integrating certain AI features into our existing commercial products, elevating delivery efficiency and enhancing the paid user experience.

At the technical level, we leveraged our self-developed large language model Nanbeige, and industry-leading algorithms to harness large language models' capabilities in language generation and information extraction. By accumulating high-quality, closed-loop data, we have effectively boosted conversion efficiency across all platform touchpoints.

The Company advocates a philosophy of responsible and sustainable development. This was affirmed with an "A" rating under the MSCI ESG Rating. The Company was also selected for the S&P Global Sustainability Yearbook 2025 both Global and China version.

Management Commentary

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, remarked, "We maintained our industry-leading user growth momentum in the first half of 2025. With the job market exhibiting a sustained recovery trend, our platform's user ecosystem has strengthened, and we have seen decent growth in both enterprise user engagement and the number of paying customers. We have also continued to advance the integration and application of AI across technology, products, business and operations, achieving positive progress in improving user experience, enhancing commercial product service capabilities and boosting platform operational efficiency.

The Company actively places importance on shareholder returns, the board of directors approved the Company's annual dividend policy, and determined this year's dividend amount to be approximately US$80 million; simultaneously announced a share repurchase plan up to US$250 million, hoping to share more benefits of the Company's growth with the market."

Mr. Phil Yu Zhang, Chief Financial Officer of the Company, elaborated, "We continued to achieve high-quality growth, with both revenues and profit margins improving, underscoring the effectiveness of our efficient business model and cost management strategies. To enhance trading activity in the Hong Kong market, we completed a share offer in July, with net proceeds amounting to HK$2.2 billion, aiming to attract a more diversified investor base and create value for all our shareholders."

BUSINESS REVIEW AND OUTLOOK

Our Platform

We connect job seekers and enterprise users in an efficient and seamless manner mainly through our highly interactive BOSS Zhipin mobile app, which together with our other mobile apps and mini programs create a vibrant network. We are relentlessly focused on enhancing user experience by delivering efficient, intuitive and convenient experience to them throughout the recruitment cycle.

We adopted the "direct recruitment model" that captures the essence of real-world recruitment scenario through innovatively embedding two-way communication and two-sided recommendation into the online recruitment process on a mobile-native platform, which has proven to be more efficient and effective, delivering better outcomes for both job seekers and enterprises.

Our Services

Our services are purposely designed for improving job hunting and recruitment efficiency to elevate user experience.

- ***For enterprise user*** We provide direct recruitment services that allow enterprise users to post jobs, receive personalized candidate recommendations, engage in direct communication and receive resume upon mutual consent. We also offer an expanding range of value-added tools to further enhance recruitment efficiency.

- ***For job seeker*** We provide job seeking services that allow job seekers to receive job recommendations, initiate direct chats and deliver resumes upon mutual consent. We also provide value-added tools that help them better prepare for their job hunt.

Our Monetization Model

We provide recruitment and job hunting services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users.

For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users.

For job seekers, we offer job seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy.

Sales and Marketing

We empower our sales team with our proprietary CRM system by helping them find employers with demand and willingness to engage in bulk purchase or pay for more tailored services, which facilitates our sales team to reach out with these employers. This allows us to channel our data-driven insights into the sales process and drive conversion.

We pay to acquire user traffic from online third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth and brand recognition. We believe brand recognition is critical to our ability to continue to attract new users. To promote our brand image, we have launched various marketing initiatives, including outdoor advertising, TV advertising, video advertising, and marketing campaigns in major national and international events.

BUSINESS REVIEW AND OUTLOOK

Recent Developments

Share Offer

During the Reporting Period, the Company conducted the Share Offer, which became unconditional on July 4, 2025. The total number of Offer Shares is 34,500,000 Shares. As a result of the reallocation, the final number of Offer Shares under the Hong Kong Public Offering is adjusted to 10,350,000 Shares, representing 30% of the number of Offer Shares available under the Share Offer (after full exercise of the Offer Size Adjustment Option), and the final number of Offer Shares under the International Offering is adjusted to 24,150,000 Shares, representing 70% of the total number of Offer Shares available under the Share Offer (after full exercise of the Offer Size Adjustment Option). Dealing in the Offer Shares on the Hong Kong Stock Exchange commenced at 9:00 a.m. on July 4, 2025.

Based on the Offer Price of HK$66.00 per Offer Share, the net proceeds from the Share Offer (after full exercise of the Offer Size Adjustment Option) are approximately HK$2.2 billion, after deducting estimated underwriting fees and other expenses payable.

The Share Offer is intended to further enhance the Company's financial flexibility, broaden the Company's shareholder base, improve stock liquidity, and support the Group's healthy and sustainable development.

Adoption of Annual Dividend Policy and Declaration of Cash Dividend

The Board has approved an annual dividend policy (the "**Dividend Policy**"), pursuant to which the Board intends to declare and distribute a dividend each year in accordance with the Memorandum and Articles of Association and applicable laws and regulations. Under the Dividend Policy, the determination to make dividend distributions and the amount of such distributions in any particular annual period will be made at the discretion of the Board upon review of the Company's operations and earnings, cash flow, financial condition and other relevant factors.

Under the Dividend Policy, the Board has approved an annual cash dividend (the "**Dividend**") of US$0.084 per ordinary share, or US$0.168 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 8, 2025, Beijing Time and New York Time, respectively, payable in U.S. dollars. The ex-dividend date for holders of ordinary shares in Hong Kong will be October 6, 2025 and the ex-dividend date for holders of ADSs will be October 8, 2025. The aggregate amount of the Dividend to be paid will be approximately US$80 million, which will be funded by surplus cash on the Company's balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on October 8, 2025 (Beijing/Hong Kong Time). Dividend to be paid to the Company's ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on October 16, 2025 for holders of ordinary shares and on or around October 23, 2025 for holders of ADSs.

Share Repurchase Program

On August 20, 2025, the Board approved amendments to the existing share repurchase program adopted in August 2024, extending the program for a 12-month period through August 28, 2026 and authorizing repurchases of up to US$250 million of the Company's shares (including ADSs) during the extended 12-month period.

BUSINESS REVIEW AND OUTLOOK

Business Outlook

Looking ahead to the second half of 2025, we will sustain our user growth momentum while extending our reach to more industries, regions, and types of enterprises, boosting user engagement and strengthening our core competitive advantages.

We will also deepen the integration of AI technologies into our core business scenarios. By continuously optimizing algorithms and expanding the boundaries of intelligent applications, we aim to deliver a seamless, AI-powered recruitment experience to a broader and more diverse user base.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the six months ended June 30,	
	2024	**2025**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Revenues		
Online recruitment services to enterprise customers	3,576,810	**3,978,981**
Others	43,686	**46,729**
Total revenues	3,620,496	**4,025,710**
Operating cost and expenses		
Cost of revenues(1)	(611,971)	**(618,265)**
Sales and marketing expenses(1)	(1,124,439)	**(911,100)**
Research and development expenses(1)	(911,298)	**(839,614)**
General and administrative expenses(1)	(531,682)	**(576,485)**
Total operating cost and expenses	(3,179,390)	**(2,945,464)**
Other operating income, net	21,096	**10,740**
Income from operations	462,202	**1,090,986**
Interest and investment income, net	309,870	**306,461**
Foreign exchange gain	93	**54**
Other expenses, net	(523)	**(1,168)**
Income before income tax expenses	771,642	**1,396,333**
Income tax expenses	(112,668)	**(173,065)**
Net income	658,974	**1,223,268**

MANAGEMENT DISCUSSION AND ANALYSIS

Note:

(1) Share-based compensation expenses were allocated as follows:

	For the six months ended June 30,	
	2024	**2025**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Cost of revenues	22,416	**16,507**
Sales and marketing expenses	141,954	**126,593**
Research and development expenses	212,673	**166,598**
General and administrative expenses	213,377	**171,791**
Total	590,420	**481,489**

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 11.2% from RMB3,620.5 million for the six months ended June 30, 2024 to RMB4,025.7 million for the six months ended June 30, 2025. This increase was primarily driven by the paid enterprise customer growth. In particular, revenues from online recruitment services to enterprise customers increased by 11.2% from RMB3,576.8 million for the six months ended June 30, 2024 to RMB3,979.0 million for the six months ended June 30, 2025. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, increased by 6.9% from RMB43.7 million for the six months ended June 30, 2024 to RMB46.7 million for the six months ended June 30, 2025.

Cost of Revenues

Our cost of revenues was RMB618.3 million for the six months ended June 30, 2025, relatively flat with RMB612.0 million for the six months ended June 30, 2024. The increase in payment processing cost was largely offset by decreases in employee-related expenses, server and bandwidth cost, and rental expenses.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 19.0% from RMB1,124.4 million for the six months ended June 30, 2024 to RMB911.1 million for the six months ended June 30, 2025, which was primarily attributable to decreases in advertising and marketing expenses and employee-related expenses.

Research and Development Expenses

Our research and development expenses decreased by 7.9% from RMB911.3 million for the six months ended June 30, 2024 to RMB839.6 million for the six months ended June 30, 2025, which was primarily attributable to decreases in employee-related expenses and cloud service fee.

General and Administrative Expenses

Our general and administrative expenses increased by 8.4% from RMB531.7 million for the six months ended June 30, 2024 to RMB576.5 million for the six months ended June 30, 2025, which was mainly due to an increase in employee-related expenses.

MANAGEMENT DISCUSSION AND ANALYSIS

Income from Operations

As a result of the foregoing, our income from operations increased by 136.0% from RMB462.2 million for the six months ended June 30, 2024 to RMB1,091.0 million for the six months ended June 30, 2025.

Income Tax Expenses

Our income tax expenses increased by 53.6% from RMB112.7 million for the six months ended June 30, 2024 to RMB173.1 million for the six months ended June 30, 2025.

Net Income

Our net income increased by 85.6% from RMB659.0 million for the six months ended June 30, 2024 to RMB1,223.3 million for the six months ended June 30, 2025.

Liquidity and Capital Resources

During the Reporting Period, we funded our cash requirements primarily through cash generated from operations. As of June 30, 2025, our cash and cash equivalents, short-term time deposits and short-term investments totaled RMB16.0 billion, and net cash provided by operating activities for the six months ended June 30, 2025 was RMB2.1 billion.

Interest-bearing Bank and Other Borrowings

As of June 30, 2025, the Group did not have any interest-bearing bank and other borrowings.

Significant Investments

As of June 30, 2025, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total consolidated assets as of June 30, 2025).

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associates or joint ventures during the Reporting Period.

Pledge of Assets

As of June 30, 2025, the Group did not have any pledge of assets.

Future Plans for Material Investments and Capital Assets

As of June 30, 2025, the Group did not have any detailed future plans for material investments or capital assets.

MANAGEMENT DISCUSSION AND ANALYSIS

Gearing Ratio

Gearing ratio equals total debt divided by total equity as of the end of the Reporting Period. Total debt is defined as interest-bearing borrowings. As of June 30, 2025, the Group's gearing ratio was nil as the Group had no borrowings.

Foreign Exchange Exposure

Substantially all of our revenues and the majority of our expenses are denominated in RMB. We have not used any derivative financial instruments to hedge exposure to foreign currency exchange risk arising from the U.S. dollar-denominated cash and cash equivalents, short-term time deposits and short-term investments. However, we monitor this risk by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollars amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as of June 30, 2025.

Capital Commitment

As of June 30, 2025, the Group had capital commitment of approximately RMB49.6 million.

Employees and Remuneration Policies

As of June 30, 2025, the Group had a total of 4,743 employees. The following table sets forth the total number of full-time employees by function as of June 30, 2025:

Function	Number of employees	% of total
Sales and marketing	2,384	50.3%
Research and development	1,192	25.1%
Operations	771	16.3%
General administration	396	8.3%
Total	**4,743**	**100.0%**

As part of our retention strategy, we offer employees competitive salaries, incentive share grants and other incentives. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer's liability insurance and additional commercial health insurance to increase insurance coverage of its employees. The Company has also adopted the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

CORPORATE GOVERNANCE

WEIGHTED VOTING RIGHTS

The Company has adopted a weighted voting rights structure. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares; each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

The WVR Beneficiary is Mr. Zhao. As of June 30, 2025, assuming (i) no further Shares are issued under the Share Incentive Plans and (ii) without taking into account the voting rights attached to the 4,700,968 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, Mr. Zhao beneficially owns and controls, through his intermediaries, an aggregate of 134,587,401 Class B Ordinary Shares, representing (a) approximately 14.7% of our issued and outstanding Shares; (b) approximately 63.3% of the voting rights in our Company with respect to shareholder resolutions relating to matters other than Reserved Matters; and (c) approximately 14.7% with respect to shareholder resolutions relating to Reserved Matters. The Class B Ordinary Shares are held through Techwolf Limited. The entire interest in Techwolf Limited is held by a trust established by Mr. Zhao as the settlor for the benefit of Mr. Zhao and his family.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one-to-one ratio. As of June 30, 2025, assuming the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 134,587,401 Class A Ordinary Shares, representing approximately 17.2% of the total number of issued and outstanding Class A Ordinary Shares. The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii) when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

CORPORATE GOVERNANCE

(iii) where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv) when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

COMPLIANCE WITH THE CG CODE

During the Reporting Period, the Company has complied with all the code provisions of the CG Code set forth in Part 2 of Appendix C1 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company deviates from this provision because Mr. Zhao performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Zhao is the founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that vesting the roles of both chairman of the Board and chief executive officer to Mr. Zhao has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. This structure will enable the Company to make and implement decisions promptly and effectively. The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees and independent non-executive Directors. The Board will continue to review and consider segregating the roles of chairman and the chief executive officer of the Company from time-to-time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of the Group as a whole.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Code, with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period.

BOARD COMMITTEES

The Board has established four committees, namely the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company’s affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the respective websites of the Company and the Hong Kong Stock Exchange.

CORPORATE GOVERNANCE

Audit Committee

The Board has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions for potential conflict of interest situations and approving all such transactions.

During the Reporting Period, the Audit Committee comprised three independent non-executive Directors, namely Ms. Mengyuan Dong, Mr. Yonggang Sun, and Mr. Yan Li, with Ms. Mengyuan Dong as the chairperson of the Audit Committee. With effect from August 20, 2025, Ms. Mengyuan Dong resigned, and Ms. Hongyu Liu was appointed, as the chairperson of the Audit Committee. Each of Ms. Dong and Ms. Liu has the related financial management expertise required under Rule 3.10(2) and Rule 3.21 of the Listing Rules.

The Audit Committee has reviewed the interim report and the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2025. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2025 in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

Corporate Governance Committee

The Board has established the Corporate Governance Committee in compliance with the CG Code and Rule 8A.30 of the Listing Rules. The primary duties of the Corporate Governance Committee are, among other things, to ensure that the Company is operated and managed for the benefit of all Shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company, and develop and recommend to the Board a set of corporate governance guidelines. During the Reporting Period, the Corporate Governance Committee comprised three independent non-executive Directors, namely Mr. Yan Li, Mr. Yonggang Sun, and Ms. Mengyuan Dong, with Mr. Yan Li as the chairperson of the Corporate Governance Committee. With effect from August 20, 2025, Ms. Mengyuan Dong resigned from, and Ms. Hongyu Liu was appointed to, the Corporate Governance Committee.

CORPORATE GOVERNANCE

The following is a summary of work performed by the Corporate Governance Committee during the Reporting Period and up to the Latest Practicable Date:

- reviewed the structure, size and composition of the Board and Board committees, functions of the Board committees and the independence of the independent non-executive Directors;
- reviewed and monitored the training and continuous professional development of Directors and senior management;
- reviewed and recommended to the Board as to retaining the services of the Company's compliance advisor, including its remuneration and terms of its engagement;
- reviewed the Company's compliance with the CG Code and disclosure in the corporate governance report;
- reviewed the code of conduct and compliance manual applicable to Directors and employees;
- reviewed and monitored the Company's policies and practices on compliance with legal and regulatory requirements;
- reviewed and monitored the Company's policies and practices on corporate governance;
- reviewed and monitored all risks related to the Company's WVR structure, including connected transactions between the Company and its subsidiaries or Consolidated Affiliated Entity on one hand and any WVR beneficiary on the other, and recommended the Board to continue the implementation of the relevant governance measures;
- reviewed and monitored the management of conflicts of interests of the Company and any potential conflict of interest between the Company, its subsidiaries and/or Shareholders on one hand and the WVR beneficiary on the other, and recommended the Board to continue the implementation of the relevant governance measures;
- reviewed the operation and management of the Company for the benefits of all Shareholders;
- sought to ensure effective and on-going communication between the Company and the Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules;
- reviewed and discussed matters relating to its own performance; and
- reported on the work of the Corporate Governance Committee covering areas of its terms of reference.

The Corporate Governance Committee has confirmed that (i) the WVR beneficiary has been a member of the Board throughout the Reporting Period; (ii) no matter under Rule 8A.17 has occurred during the Reporting Period; and (iii) the WVR beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules during the Reporting Period.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As at June 30, 2025, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Share[(1)]
Mr. Zhao	Interest through controlled corporation/founder of a discretionary trust/ beneficiary of a trust	134,587,401 Class B Ordinary Shares[(2)] (L)	100.00%
Mr. Yu Zhang	Beneficial interest	7,196,950 Class A Ordinary Shares[(3)] (L)	0.92%
Mr. Xu Chen	Beneficial interest	1,912,916 Class A Ordinary Shares[(4)] (L)	0.24%
Mr. Tao Zhang	Beneficial interest	3,023,258 Class A Ordinary Shares[(5)] (L)	0.39%
Ms. Xiehua Wang	Beneficial interest	989,176 Class A Ordinary Shares[(6)] (L)	0.13%
Mr. Yonggang Sun	Beneficial interest	22,370 Class A Ordinary Shares[(7)] (L)	0.00%
Mr. Yan Li	Beneficial interest	8,424 Class A Ordinary Shares[(8)] (L)	0.00%
Ms. Mengyuan Dong	Beneficial interest	8,424 Class A Ordinary Shares[(9)] (L)	0.00%
Ms. Hongyu Liu	Beneficial interest	8,424 Class A Ordinary Shares[(10)] (L)	0.00%

OTHER INFORMATION

Notes:

(1) The calculation is based on the total number of 781,865,135 Class A Ordinary Shares and 134,587,401 Class B Ordinary Shares issued and outstanding as of June 30, 2025 (excluding the 4,700,968 Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans). The letter "L" stands for long position.

(2) Represents 134,587,401 Class B Ordinary Shares held by Techwolf Limited, a British Virgin Islands company. The entire interest in Techwolf Limited is held by a trust established by Mr. Zhao as the settlor for the benefit of Mr. Zhao and his family.

(3) Represents beneficial interest in 7,013,762 Class A Ordinary Shares underlying the outstanding options and 183,188 Class A Ordinary Shares underlying the outstanding restricted share units granted to Mr. Yu Zhang under the 2020 Share Incentive Plan.

(4) Represents (i) 102,322 Class A Ordinary Shares held by Mr. Xu Chen directly and the beneficial interest in (ii) 184,522 Class A Ordinary Shares issued to an employee shareholding trust pursuant to vested options granted to Mr. Xu Chen under the 2020 Share Incentive Plan, under which he is the ultimate beneficiary of these Shares and (iii) 1,421,000 Class A Ordinary Shares underlying the outstanding options and 205,072 Class A Ordinary Shares underlying the outstanding restricted share units granted to him under the 2020 Share Incentive Plan.

(5) Represents (i) 136,914 Class A Ordinary Shares held by Mr. Tao Zhang directly and the beneficial interest in (ii) 2,365,876 Class A Ordinary Shares issued to an employee shareholding trust pursuant to vested options granted to Mr. Tao Zhang under the 2020 Share Incentive Plan, under which he is the ultimate beneficiary of these Shares, (iii) 265,000 Class A Ordinary Shares underlying the outstanding options and 207,450 Class A Ordinary Shares underlying the outstanding restricted share units granted to him under the 2020 Share Incentive Plan and (iv) 48,018 Class A Ordinary Shares underlying the outstanding restricted share units granted to him under the Post-IPO Share Scheme.

(6) Represents (i) 405,542 Class A Ordinary Shares held by Ms. Xiehua Wang directly, and (ii) beneficial interest in 282,130 Class A Ordinary Shares underlying the outstanding options and 301,504 Class A Ordinary Shares underlying the outstanding restricted share units granted to her under the 2020 Share Incentive Plan.

(7) Represents (i) 5,522 Class A Ordinary Shares held by Mr. Yonggang Sun directly and (ii) the beneficial interest in 8,424 Class A Ordinary Shares underlying the outstanding options granted to him under the 2020 Share Incentive Plan and 8,424 Class A Ordinary Shares underlying the outstanding restricted share units granted to him under the Post-IPO Share Scheme.

(8) Represents 8,424 Class A Ordinary Shares held by Mr. Yan Li directly.

(9) Represents 8,424 Class A Ordinary Shares held by Ms. Mengyuan Dong directly. On August 20, 2025, Ms. Mengyuan Dong resigned as an independent non-executive Director of the Company.

(10) Represents (i) 4,212 Class A Ordinary Shares held by Ms. Hongyu Liu directly and (ii) beneficial interest in 4,212 Shares underlying the outstanding restricted share units granted to her under the Post-IPO Share Scheme.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at June 30, 2025, so far as the Directors are aware, the following persons (other than the Directors and chief executives whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Class A Ordinary Shares			
JPMorgan Chase & Co.[2]	Investment manager/beneficial owner/persons having a security interest in shares/trustee/approved lending agent	125,249,737 (L) 101,396,041 (P) 6,031,201 (S)	16.02% 12.97% 0.77%
The Capital Group Companies, Inc.[3]	Interest through controlled corporation	94,065,248 (L)	12.03%
Image Frame Investment (HK) Limited[4]	Beneficial interest	73,975,773 (L)	9.46%
Tencent Holdings Limited[4]	Interest through controlled corporation	73,975,773 (L)	9.46%
Class B Ordinary Shares			
UBS Trustees (B.V.I.) Limited[5]	Trustee	134,587,401 (L)	100.00%
Techwolf Limited[5]	Beneficial interest	134,587,401 (L)	100.00%
Mr. Zhao[5]	Interest through controlled corporations/founder of a discretionary trust/beneficiary of a trust	134,587,401 (L)	100.00%

OTHER INFORMATION

Notes:

(1) The calculation is based on the total number of 781,865,135 Class A Ordinary Shares and 134,587,401 Class B Ordinary Shares issued and outstanding as of June 30, 2025 (excluding the 4,700,968 Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans). The letter "L" stands for long position, the letter "S" stands for short position and the letter "P" stands for lending pool.

(2) JPMorgan Chase & Co. was interested in an aggregated 125,249,737 Class A Ordinary Shares (long position), 101,396,041 Class A Ordinary Shares (lending pool), and 6,031,201 Class A Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by JPMorgan Chase & Co. regarding the relevant event on June 20, 2025, such Class A Ordinary Shares were held by JPMorgan Chase & Co. through certain of its controlled corporations.

(3) The Capital Group Companies, Inc. was interested in 94,065,248 Class A Ordinary Shares (long position) in the Company. According to the disclosure of interest notice filed by The Capital Group Companies, Inc. regarding the relevant event on May 16, 2025, such Class A Ordinary Shares were held by The Capital Group Companies, Inc. through certain of its controlled corporations.

(4) Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, is a subsidiary of Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange (HKEX: 0700). As such, Tencent Holdings Limited is deemed to be interested in the Class A Ordinary Shares held by Image Frame Investment (HK) Limited.

(5) Techwolf Limited is a British Virgin Islands company. The entire interest in Techwolf Limited is wholly owned by UBS Trustees (B.V.I.) Limited as the trustee of a trust, which was established by Mr. Zhao as the settlor for the benefit of Mr. Zhao and his family.

SHARE INCENTIVE PLANS

The Company has two existing share schemes, namely the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

4,131,544 Class A Ordinary Shares, representing approximately 0.56% of the weighted average of issued and outstanding Class A Ordinary Shares of the Company, may be issued in respect of all awards granted during the Reporting Period to eligible participants pursuant to the Post-IPO Share Scheme.

The tables below set out the details of the outstanding awards under each share scheme during the Reporting Period.

1. 2020 Share Incentive Plan

We have undertaken not to grant any further awards pursuant to the 2020 Share incentive Plan after the Listing. Further details of the 2020 Share incentive Plan are set out in the Listing Document and the Company's annual report for the year ended December 31, 2024.

OTHER INFORMATION

Details of the outstanding options under the 2020 Share Incentive Plan (to be satisfied by new Shares) during the Reporting Period are as follows:

Name	Role	Date of Grant	Vesting Period	Exercise Period	Exercise Price per Share (US$)	Outstanding as of January 1, 2025	Exercised during the Reporting Period	Cancelled during the Reporting Period[1]	Outstanding as of June 30, 2025	Weighted average closing price of Shares immediately before the date of exercise during the Reporting Period (US$)
Directors										
Yu Zhang	Executive Director and Chief Financial Officer	May 18, 2019 to June 1, 2021	Immediately; 4 years	10 years	0.7-5.33	8,741,374	1,727,612	–	7,013,762	10.02
Xu Chen	Executive Director and Chief Marketing Officer[2]	August 1, 2018 to February 18, 2021	4 years	10 years	0.5-3.0807	1,421,000	–	–	1,421,000	N/A
Tao Zhang	Executive Director and Chief Technology Officer	October 16, 2020	4 years	10 years	3.0807	265,000	–	–	265,000	N/A
Xiehua Wang	Executive Director	February 27, 2020 to December 1, 2020	4 years	10 years	3.0807	282,130	–	–	282,130	N/A
Yonggang Sun	Independent non-executive Director	July 10, 2021 to June 15, 2022	Immediately	10 years	0.0001	8,424	–	–	8,424	N/A
Other grantees by category										
Employee participants	N/A	February 4, 2015 to June 12, 2021	Immediately; 2 years and 4 years	10 years	0.0001-9	33,568,700	8,382,086	278,172	24,908,442	9.59
Service providers	N/A	January 1, 2015 to April 10, 2021	4 years	10 years	0.3-3.0807	271,600	20,000	160,000	91,600	9.06
Total						**44,558,228**	**10,129,698**	**438,172**	**33,990,358**	

Notes:

(1) There was no option which lapsed during the Reporting Period.

(2) Mr. Xu Chen has been appointed as the President of the Company and ceased to act as the Chief Marketing Officer of the Company with effect from August 20, 2025.

OTHER INFORMATION

Details of the outstanding restricted share units under the 2020 Share Incentive Plan (to be satisfied by new Shares) during the Reporting Period are as follows:

Name	Role	Date of Grant	Vesting Period	Purchase Price per Share (US$)	Outstanding as of January 1, 2025	Vested and settled during the Reporting Period	Cancelled during the Reporting Period[1]	Outstanding as of June 30, 2025	Weighted average closing price of Shares immediately before the date of vesting during the Reporting Period (US$)
Directors									
Yu Zhang	Executive Director and Chief Financial Officer	March 15, 2022 to December 3, 2022	4 years	–	216,376	33,188	–	183,188	9.88
Xu Chen	Executive Director and Chief Marketing Officer[2]	March 15, 2022 to December 3, 2022	4 years	–	210,142	5,070	–	205,072	9.79
Tao Zhang	Executive Director and Chief Technology Officer	March 15, 2022 to December 3, 2022	4 years	–	234,898	27,448	–	207,450	9.88
Xiehua Wang	Executive Director	March 15, 2022 to June 15, 2022	4 years	–	303,008	1,504	–	301,504	9.88
Other grantees by category									
Employee participants	N/A	September 15, 2021 to December 5, 2022	4 years	–	7,202,526	1,184,202	822,368	5,195,956	9.72
Service providers	N/A	September 15, 2022	4 years	–	40,000	–	–	40,000	N/A
Total					**8,206,950**	**1,251,412**	**822,368**	**6,133,170**	

Notes:

(1) There was no restricted share unit which lapsed during the Reporting Period.

(2) Mr. Xu Chen has been appointed as the President of the Company and ceased to act as the Chief Marketing Officer of the Company with effect from August 20, 2025.

OTHER INFORMATION

2. Post-IPO Share Scheme

The total number of Shares which may be issued upon exercise of all awards to be granted under the Post-IPO Share Scheme and options to be granted under any other share schemes of the Company is 86,380,904 Class A Ordinary Shares, being no more than 10% of the Shares in issue on the Listing Date and rounded down to the nearest integer (the "**Scheme Mandate Limit**") and the total number of existing Class A Ordinary Shares in issue which may be transferred as award shares underlying a grant pursuant to the Post-IPO Share Scheme is such number of Class A Ordinary Shares being 3% of the Shares in issue on the date the Listing Date and rounded down to the nearest integer (the "**Existing Shares Mandate Limit**"). Pursuant to the terms of the Post-IPO Share Scheme, the Company can direct and procure a trustee administering the scheme to make on-market purchases of shares and transfer the relevant number of existing shares to satisfy the grants made thereunder. For the avoidance of doubt, the Existing Shares Mandate Limit shall not count toward the Scheme Mandate Limit. Shares which have lapsed in accordance with the terms of the rules of the Post-IPO Share Scheme (or any other share schemes of the Company) shall not be counted for the purpose of calculating the Scheme Mandate Limit.

As of January 1, 2025, 55,572,118 Class A Ordinary Shares were available for grant under the Post-IPO Share Scheme. During the Reporting Period, 4,131,544 Class A Ordinary Shares underlying awards were granted to eligible participants pursuant to the Post-IPO Share Scheme. As of June 30, 2025, 52,444,000 Class A Ordinary Shares were available for grant under the Post-IPO Share Scheme.

Details of the outstanding options granted under the Post-IPO Share Scheme (to be satisfied by new Shares) during the Reporting Period are as follows:

Name	Role	Date of Grant	Vesting Period	Exercise Period	Exercise Price per Share (HK$)	Outstanding as of January 1, 2025	Granted during the Reporting Period	Exercised during the Reporting Period	Lapsed during the Reporting Period(1)	Outstanding as of June 30, 2025	Performance Targets	Closing price of Shares immediately before the date of grant during the Reporting Period (HK$)	Fair value of options at the date of grant during the Reporting Period (US$)	Weighted average closing price of Shares immediately before the date of exercise during the Reporting Period (US$)
Employee participants	N/A	September 16, 2024	4 years	10 years	47.05	120,000	–	–	–	120,000	None	N/A	N/A	N/A
Total						120,000	-	-	-	120,000				

Note:

(1) There were no options which were cancelled during the Reporting Period.

OTHER INFORMATION

Details of the outstanding share awards in the form of restricted share units granted under the Post-IPO Share Scheme (to be satisfied by new Shares) during the Reporting Period are as follows:

Name	Role	Date of Grant	Vesting Period	Purchase Price per Share (US$)	Outstanding as of January 1, 2025	Granted during the Reporting Period	Vested and settled during the Reporting Period	Lapsed during the Reporting Period[1]	Outstanding as of June 30, 2025	Performance Targets	Closing price of Shares immediately before the date of grant during the Reporting Period (HK$)	Fair value of awards at the date of grant during the Reporting Period[2] (HK$)	Weighted average closing price of Shares immediately before the date of vesting during the Reporting Period (US$)
Directors													
Tao Zhang	Executive Director and Chief Technology Officer	March 27, 2023	4 years	Nil	72,026	–	24,008	–	48,018	None	N/A	N/A	10.03
Yonggang Sun	Independent non-executive Director	June 15, 2025	1 year	Nil	–	8,424	–	–	8,424	None	71.25	71.25	N/A
Mengyuan Dong[3]	Independent non-executive Director	June 15, 2024	1 year	Nil	4,212	–	4,212	–	–	None	N/A	N/A	8.83
Hongyu Liu	Independent non-executive Director	June 15, 2025	1 year	Nil	–	8,424	4,212	–	4,212	None	71.25	71.25	8.83
Other grantees by category													
Employee participants	N/A	March 27, 2023; June 15, 2023; September 15, 2023 December 15, 2023; March 15, 2024; June 15, 2024; September 16, 2024; December 15, 2024; March 18, 2025; June 15, 2025	See Note (4) below	Nil	23,254,626	4,114,696	4,937,144	1,003,426	21,428,752	See Note (5) below	76.60; 71.25	78.10; 71.25	9.55
Total					23,330,864	4,131,544	4,969,576	1,003,426	21,489,406				

OTHER INFORMATION

Notes:

(1) There were no restricted share units which were cancelled during the Reporting Period.

(2) According to the accounting standard and policy adopted, the fair value of restricted share units is determined based on the market price of the Shares at the respective grant date.

(3) On August 20, 2025, Ms. Mengyuan Dong resigned as an independent non-executive Director of the Company.

(4) The share awards can either be vested immediately or over a period of up to 4 years. For details, please refer to the announcements dated March 28, 2023, June 16, 2023, September 18, 2023, December 15, 2023, March 17, 2024, June 16, 2024, September 16, 2024, December 16, 2024, March 19, 2025 and June 16, 2025 published by the Company, respectively.

(5) For details, please refer to the announcements dated March 19, 2025 and June 16, 2025 published by the Company, respectively.

Further details of the Post-IPO Share Scheme are set out in the section headed "Statutory and General Information – D. Share Incentive Plans – 2. Post-IPO Share Scheme" of Appendix IV to the Listing Document.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange (including the sale of treasury shares as defined under the Listing Rules) or on the Nasdaq during the Reporting Period. As of June 30, 2025, the Company did not hold any treasury shares.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

Save as disclosed in this interim report, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules during the Reporting Period and as of the Latest Practicable Date.

MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the six months ended June 30, 2025. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period.

INTERIM DIVIDEND

The Board did not recommend any interim dividend for the six months ended June 30, 2025.

OTHER INFORMATION

SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this report, there were no significant events that might affect the Company after June 30, 2025, and up to the date of this report.

APPROVAL OF INTERIM REPORT

The interim report of the Group for the six months ended June 30, 2025 were approved and authorised for issue by the Board on August 20, 2025.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of KANZHUN LIMITED
(incorporated in the Cayman Islands with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 28 to 53, which comprises the interim condensed consolidated balance sheet of KANZHUN LIMITED (the "**Company**") and its subsidiaries and consolidated variable interest entities ("**VIEs**") and VIE's subsidiaries (together, the "**Group**") as of June 30, 2025 and the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of cash flows and the interim condensed consolidated statement of changes in shareholders' equity for the six-month period then ended, and selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, August 20, 2025

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	As of December 31, 2024	**As of June 30, 2025**
		(RMB in thousands, except share and per share data)	
ASSETS			
Current assets			
Cash and cash equivalents		2,553,090	**3,159,506**
Short-term time deposits		5,488,631	**5,479,143**
Short-term investments	4	6,639,389	**7,383,188**
Accounts and notes receivable, net	5	40,713	**32,126**
Inventories		3,042	**2,706**
Amounts due from related parties	16	7,258	**9,789**
Prepayments and other current assets	6	368,260	**561,419**
Total current assets		15,100,383	**16,627,877**
Non-current assets			
Long-term time deposits		–	**727,360**
Long-term investments	4	1,914,530	**1,879,156**
Property, equipment and software, net	7	1,733,786	**1,514,093**
Right-of-use assets, net	12	302,856	**194,529**
Intangible assets, net	8	252,589	**234,412**
Goodwill		6,528	**6,528**
Total non-current assets		4,210,289	**4,556,078**
Total assets		19,310,672	**21,183,955**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	9	110,668	**97,471**
Deferred revenue		3,084,839	**3,301,486**
Other payables and accrued liabilities	10	815,767	**708,757**
Operating lease liabilities, current	12	180,782	**130,038**
Total current liabilities		4,192,056	**4,237,752**

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	As of December 31, 2024	**As of June 30, 2025**
		(RMB in thousands, except share and per share data)	
Non-current liabilities			
Operating lease liabilities, non-current	12	121,345	**69,448**
Deferred tax liabilities		34,451	**39,792**
Total non-current liabilities		155,796	**109,240**
Total liabilities		4,347,852	**4,346,992**
Commitments and contingencies	17		
Shareholders' equity			
Ordinary shares (US$0.0001 par value; 1,800,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares authorised; 761,663,103 Class A ordinary shares issued and 730,807,661 outstanding, 138,490,401 Class B ordinary shares issued and outstanding as of December 31, 2024; 786,566,103 Class A ordinary shares issued and 751,061,347 outstanding, 134,587,401 Class B ordinary shares issued and outstanding as of June 30, 2025)		571	**586**
Treasury shares		(1,519,708)	**(720,400)**
Additional paid-in capital		16,234,535	**16,103,944**
Statutory reserves		15,051	**15,051**
Accumulated other comprehensive income		1,054,562	**1,036,763**
(Accumulated deficit)/Retained earnings		(917,640)	**316,892**
Total KANZHUN LIMITED shareholders' equity		14,867,371	**16,752,836**
Non-controlling interests		95,449	**84,127**
Total shareholders' equity		14,962,820	**16,836,963**
Total liabilities and shareholders' equity		19,310,672	**21,183,955**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	For the six months ended June 30, 2024	2025
		(RMB in thousands, except share and per share data)	
Revenues			
Online recruitment services to enterprise customers		3,576,810	**3,978,981**
Others		43,686	**46,729**
Total revenues	11	3,620,496	**4,025,710**
Operating cost and expenses			
Cost of revenues		(611,971)	**(618,265)**
Sales and marketing expenses		(1,124,439)	**(911,100)**
Research and development expenses		(911,298)	**(839,614)**
General and administrative expenses		(531,682)	**(576,485)**
Total operating cost and expenses		(3,179,390)	**(2,945,464)**
Other operating income, net		21,096	**10,740**
Income from operations		462,202	**1,090,986**
Interest and investment income, net		309,870	**306,461**
Foreign exchange gain		93	**54**
Other expenses, net		(523)	**(1,168)**
Income before income tax expenses		771,642	**1,396,333**
Income tax expenses	13	(112,668)	**(173,065)**
Net income		658,974	**1,223,268**
Net loss attributable to non-controlling interests		7,710	**11,264**
Net income attributable to ordinary shareholders of KANZHUN LIMITED		666,684	**1,234,532**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	For the six months ended June 30, 2024	2025
		(RMB in thousands, except share and per share data)	
Weighted average number of ordinary shares used in computing net income per share	15		
– Basic		884,833,645	**876,959,135**
– Diluted		915,678,778	**901,237,045**
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED	15		
– Basic		0.75	**1.41**
– Diluted		0.73	**1.37**
Other comprehensive income/(loss), net of tax			
Foreign currency translation adjustments		65,906	**(41,650)**
Unrealized gains on available-for-sale investments		–	**23,793**
Total other comprehensive income/(loss)		65,906	**(17,857)**
Total comprehensive income		724,880	**1,205,411**
Comprehensive loss attributable to non-controlling interests		7,677	**11,322**
Comprehensive income attributable to ordinary shareholders of KANZHUN LIMITED		732,557	**1,216,733**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,	
	2024	**2025**
	(RMB in thousands)	
Cash flows from operating activities		
Net income	658,974	**1,223,268**
Adjustments to reconcile net income to net cash provided by operating activities:		
Share-based compensation	590,420	**481,489**
Depreciation of property, equipment and software	223,464	**244,557**
Amortization of right-of-use assets	95,146	**78,270**
Amortization of intangible assets	15,327	**18,177**
Loss from disposal of property, equipment and software	106	**447**
Foreign exchange gain	(93)	**(54)**
Interest and investment income	136,927	**64,532**
Deferred income tax benefit	(2,022)	**(607)**
Allowance for credit losses	372	**282**
Changes in operating assets and liabilities:		
Accounts and notes receivable	(6,744)	**8,162**
Inventories	(2,787)	**336**
Prepayments and other current assets	(38,866)	**(180,148)**
Amounts due from related parties	(1,616)	**(2,531)**
Other non-current assets	4,000	**–**
Accounts payable	1,723	**989**
Deferred revenue	379,666	**216,647**
Other payables and accrued liabilities	(177,066)	**(26,242)**
Operating lease liabilities	(102,834)	**(72,569)**
Net cash provided by operating activities	1,774,097	**2,055,005**
Cash flows from investing activities		
Purchases of property, equipment and software	(759,069)	**(41,103)**
Disposal of property, equipment and software	63	**1,083**
Purchases of time deposits	(5,116,854)	**(4,722,037)**
Maturities of time deposits	5,964,681	**3,910,179**
Purchases of short-term and long-term investments	(4,477,991)	**(7,251,741)**
Maturities of short-term and long-term investments	3,943,620	**6,600,340**
Payments for business acquisitions, net of cash acquired	(150,221)	**–**
Net cash used in investing activities	(595,771)	**(1,503,279)**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,	
	2024	**2025**
	(RMB in thousands)	
Cash flows from financing activities		
Proceeds from exercise of share-based awards	106,643	**156,088**
Payments for share repurchases	(293,068)	**(93,408)**
Payments for issuance cost of share offering	–	**(4,402)**
Net cash (used in)/provided by financing activities	(186,425)	**58,278**
Effect of exchange rate changes on cash and cash equivalents	7,530	**(3,588)**
Net increase in cash and cash equivalents	999,431	**606,416**
Cash and cash equivalents at beginning of the period	2,472,959	**2,553,090**
Cash and cash equivalents at end of the period	3,472,390	**3,159,506**
Supplemental cash flow disclosure		
Cash paid for income tax	180,174	**265,496**
Supplemental disclosures of non-cash investing and financing activities		
Changes in payables for purchase of property, equipment and software	(494,259)	**(14,186)**
Changes in consideration payable for share repurchases	(92,007)	**(93,478)**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

		Attributable to KANZHUN LIMITED								
		Ordinary shares								
	Note	Number of shares outstanding	Amount	Treasury shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	(Accumulated deficit)/ Retained earnings	Non-controlling interests	Total shareholders' equity
					(RMB in thousands, except share data)					
Balance as of January 1, 2024		879,802,778	564	(479,730)	15,496,811	5,000	898,810	(2,492,253)	(9)	13,429,193
Net income		–	–	–	–	–	–	666,684	(7,710)	658,974
Foreign currency translation adjustments		–	–	–	–	–	65,873	–	33	65,906
Share-based compensation		–	–	–	590,420	–	–	–	–	590,420
Exercise of share options and vesting of restricted share units ("RSUs")		14,045,438	–	530,900	(406,289)	–	–	–	–	124,611
Repurchase of ordinary shares		(2,866,384)	–	(200,698)	–	–	–	–	–	(200,698)
Acquisition of a subsidiary	3	–	–	–	–	–	–	–	112,945	112,945
Issuance of ordinary shares as treasury shares		–	7	(7)	–	–	–	–	–	–
Balance as of June 30, 2024		890,981,832	571	(149,535)	15,680,942	5,000	964,683	(1,825,569)	105,259	14,781,351
Balance as of January 1, 2025		**869,298,062**	**571**	**(1,519,708)**	**16,234,535**	**15,051**	**1,054,562**	**(917,640)**	**95,449**	**14,962,820**
Net income		**–**	**–**	**–**	**–**	**–**	**–**	**1,234,532**	**(11,264)**	**1,223,268**
Foreign currency translation adjustments		**–**	**–**	**–**	**–**	**–**	**(41,592)**	**–**	**(58)**	**(41,650)**
Unrealized gains on available-for-sale investments		**–**	**–**	**–**	**–**	**–**	**23,793**	**–**	**–**	**23,793**
Share-based compensation		**–**	**–**	**–**	**481,489**	**–**	**–**	**–**	**–**	**481,489**
Exercise of share options and vesting of RSUs		**16,350,686**	**–**	**799,323**	**(612,080)**	**–**	**–**	**–**	**–**	**187,243**
Issuance of ordinary shares as treasury shares		**–**	**15**	**(15)**	**–**	**–**	**–**	**–**	**–**	**–**
Balance as of June 30, 2025		**885,648,748**	**586**	**(720,400)**	**16,103,944**	**15,051**	**1,036,763**	**316,892**	**84,127**	**16,836,963**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

KANZHUN LIMITED (the "Company") was incorporated under the laws of the Cayman Islands on January 16, 2014. The Company, through its subsidiaries, consolidated variable interest entity (the "VIE") and VIE's subsidiaries (collectively referred to as the "Group"), is primarily engaged in providing online recruitment services through a platform named "BOSS Zhipin" in the People's Republic of China (the "PRC" or "China").

2. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for interim financial information. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements of the preceding fiscal year and include all adjustments necessary for a fair statement of results for the periods presented. The consolidated balance sheet as of December 31, 2024 was derived from the audited financial statements at that date but does not include all the information and notes required by U.S. GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024. Significant accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. The interim results are not necessarily indicative of the results of operations expected for the full year or any future periods.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. BUSINESS ACQUISITION

On February 6, 2024, the Group completed the acquisition of approximately 77% of equity interest of W.D Technology Investment Group Limited, which is principally engaged in providing blue-collar recruitment services. The consideration of this acquisition was approximately US$52.7 million (approximately RMB374.3 million). The Group obtained control of the investee since it held majority of the investee's equity interest and was entitled to assign majority of the board members, one of whom shall be the chief executive officer of the investee.

The acquisition was accounted for as a business acquisition using the acquisition method of accounting. The consideration of the acquisition was allocated based on the fair value of assets acquired and liabilities assumed as of the acquisition date as follows:

	Amount (RMB in thousands)
Purchase consideration	374,306
Net assets acquired	208,412
Identifiable intangible assets acquired	
– Customer relationships	94,000
– Trademarks	91,000
– Technology	80,000
– Non-compete agreements	13,000
Goodwill	839
Non-controlling interests	(112,945)
Total	374,306

Net assets acquired primarily consisted of cash and cash equivalents of RMB224.0 million, other receivables of RMB37.1 million, property, equipment and software of RMB43.3 million and other payables and accrued liabilities of RMB104.6 million.

Goodwill arising from this acquisition was primarily attributable to future business growth expected to be achieved from the acquisition. Goodwill was expected to be non-deductible for income tax purposes.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENTS

	As of December 31, 2024	As of June 30, 2025
	(RMB in thousands)	
Short-term investments		
– Wealth management products	4,640,283	**6,993,277**
– Fixed rate notes	1,997,243	**381,792**
– Listed equity securities	1,863	**8,119**
Total short-term investments	6,639,389	**7,383,188**
Long-term investments		
– Fixed rate notes	1,607,361	**1,643,227**
– Unlisted equity securities	206,391	**235,929**
– Wealth management products	100,778	**–**
Total long-term investments	1,914,530	**1,879,156**

5. ACCOUNTS AND NOTES RECEIVABLE, NET

An aging analysis of accounts and notes receivable as of December 31, 2024 and June 30, 2025, based on recognition date and net of credit loss allowance, is as follows:

	As of December 31, 2024	As of June 30, 2025
	(RMB in thousands)	
Within 3 months	32,477	**18,562**
Between 3 months and 6 months	4,890	**3,856**
Between 6 months and 1 year	2,050	**7,895**
More than 1 year	1,296	**1,813**
Total	40,713	**32,126**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31, 2024	**As of June 30, 2025**
	(RMB in thousands)	
Prepaid income tax and value-added tax	60,675	**154,709**
Receivables from third-party online payment platforms	49,814	**151,009**
Receivables related to the exercise of share-based awards*	56,062	**106,042**
Deposits	73,218	**58,112**
Prepaid advertising expenses and service fees	44,799	**22,919**
Staff loans and advances	14,429	**13,864**
Interest receivable	37,264	**1,518**
Others	31,999	**53,246**
Total	368,260	**561,419**

* It mainly represents receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

7. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31, 2024	**As of June 30, 2025**
	(RMB in thousands)	
Electronic equipment	2,481,387	**2,488,020**
Leasehold improvement	181,705	**133,481**
Buildings	46,236	**46,236**
Motor vehicles	19,507	**20,384**
Furniture and fixtures	14,616	**12,794**
Software	7,424	**7,424**
Total cost	2,750,875	**2,708,339**
Less: accumulated depreciation	(1,017,089)	**(1,194,246)**
Total property, equipment and software, net	1,733,786	**1,514,093**

Depreciation expenses of property, equipment and software were RMB223.5 million and RMB244.6 million for the six months ended June 30, 2024 and 2025, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. INTANGIBLE ASSETS, NET

	As of December 31, 2024	**As of June 30, 2025**
	(RMB in thousands)	
Customer relationships	94,000	**94,000**
Trademarks	92,587	**92,587**
Technology	80,000	**80,000**
Non-compete agreements	21,400	**21,400**
Database	1,000	**1,000**
Domains	909	**909**
Total cost	289,896	**289,896**
Less: accumulated amortization	(37,307)	**(55,484)**
Total intangible assets, net	252,589	**234,412**

Amortization expenses of intangible assets were RMB15.3 million and RMB18.2 million for the six months ended June 30, 2024 and 2025, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. ACCOUNTS PAYABLE

	As of December 31, 2024	**As of June 30, 2025**
	(RMB in thousands)	
Payables for server custody fees	39,391	**39,705**
Payables for advertising expenses	16,458	**24,648**
Payables for purchase of property, equipment and software	33,945	**19,759**
Others	20,874	**13,359**
Total	110,668	**97,471**

An aging analysis of accounts payable as of December 31, 2024 and June 30, 2025, based on recognition date, is as follows:

	As of December 31, 2024	**As of June 30, 2025**
	(RMB in thousands)	
Within 3 months	91,950	**80,486**
Between 3 months and 6 months	2,827	**5,294**
Between 6 months and 1 year	8,467	**4,273**
More than 1 year	7,424	**7,418**
Total	110,668	**97,471**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31, 2024	As of June 30, 2025
	(RMB in thousands)	
Salary, welfare and bonus payable	429,566	**393,840**
Tax payable	115,192	**143,140**
Advance from customers*	90,161	**99,499**
Deposits	51,402	**44,007**
Consideration payable for share repurchases	93,475	**–**
Others	35,971	**28,271**
Total	815,767	**708,757**

* It represents advance payments from customers, which are refundable under certain conditions and could be used to exchange for the Group's services.

11. REVENUES

The Group defines enterprise customers who contributed revenues of RMB50,000 or more annually as key accounts, who contributed revenues between RMB5,000 and RMB50,000 annually as mid-sized accounts, and who contributed revenues of RMB5,000 or less annually as small-sized accounts. Revenues by source are as follows:

	For the six months ended June 30,	
	2024	**2025**
	(RMB in thousands)	
Online recruitment services to enterprise customers	3,576,810	**3,978,981**
– Key accounts	812,146	**967,233**
– Mid-sized accounts	1,245,598	**1,312,300**
– Small-sized accounts	1,519,066	**1,699,448**
Others	43,686	**46,729**
Total	3,620,496	**4,025,710**

For revenues from online recruitment services to enterprise customers, RMB2,668.9 million and RMB3,179.2 million were recognized over time for the six months ended June 30, 2024 and 2025, respectively; RMB907.9 million and RMB799.8 million were recognized at a point in time for the six months ended June 30, 2024 and 2025, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. OPERATING LEASE

The Group's operating leases are primarily for offices. The components of lease expenses are as follows:

	For the six months ended June 30,	
	2024	**2025**
	(RMB in thousands)	
Operating lease expenses	102,453	**87,039**
Short-term lease expenses	4,568	**2,505**
Total	107,021	**89,544**

Supplemental balance sheet information related to operating leases is as follows:

	As of December 31, 2024	**As of June 30, 2025**
	(RMB in thousands)	
Right-of-use assets, net	302,856	**194,529**
Operating lease liabilities, current	180,782	**130,038**
Operating lease liabilities, non-current	121,345	**69,448**
Total operating lease liabilities	302,127	**199,486**

	As of December 31, 2024	**As of June 30, 2025**
Weighted average remaining lease term (in years)	2.15	**2.01**
Weighted average discount rate	4.78%	**4.78%**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. OPERATING LEASE *(CONTINUED)*

Supplemental cash flow information related to operating leases is as follows:

	For the six months ended June 30,	
	2024	**2025**
	(RMB in thousands)	
Cash paid for amounts included in the measurement of operating lease liabilities	105,417	**86,536**

Maturities of operating lease liabilities as of June 30, 2025 are as follows:

	Amount (RMB in thousands)
Succeeding period in 2025	**78,674**
2026	**83,418**
2027	**29,065**
2028	**11,990**
2029	**6,020**
2030 and thereafter	**337**
Total undiscounted lease payments	**209,504**
Less: imputed interest	**(10,018)**
Total operating lease liabilities	**199,486**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. INCOME TAX

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on taxable income generated from operations in Hong Kong. Additionally, payments of dividends by subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Mainland China

Under the PRC Enterprise Income Tax Law (the "EIT Law"), domestic enterprises and foreign invested enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified High and New Technology Enterprise ("HNTE") is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. The consolidated VIE, Beijing Huapin Borui Network Technology Co., Ltd., is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the periods presented.

According to relevant laws and regulations promulgated by the State Taxation Administration ("STA") of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses ("Super R&D Deduction") when determining their assessable profits for the year. Pursuant to the announcement issued by the STA of the PRC and other government authorities in September 2022, the Super R&D Deduction rate increased to 200% for the period from October 1, 2022 to December 31, 2022. In March 2023, the STA of the PRC further announced that the 200% Super R&D Deduction rate would continue to be applied from January 1, 2023.

Components of income tax expenses are as follows:

	For the six months ended June 30,	
	2024	**2025**
	(RMB in thousands)	
Current income tax expenses	114,690	**173,672**
Deferred income tax benefit	(2,022)	**(607)**
Total	112,668	**173,065**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. SHARE-BASED COMPENSATION

In 2020, the Group adopted the 2020 Share Incentive Plan, which allows the Group to grant share-based awards to directors, employees and consultants. The Company did not grant any share-based awards pursuant to the 2020 Share Incentive Plan since the listing on the Main Board of The Stock Exchange of Hong Kong Limited in December 2022. In December 2022, the Group adopted the Post-IPO Share Scheme. The maximum number of Class A ordinary shares that may be issued under the Post-IPO Share Scheme is 86,380,904.

(a) Share options

The following table summarizes activities of share options for the periods presented:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	In years	US$ in thousands
Outstanding as of January 1, 2024	55,831,980	3.04	6.34	294,189
Exercised	(7,586,982)	2.31		
Forfeited	(558,750)	4.90		
Outstanding as of June 30, 2024	47,686,248	3.13	5.94	299,269
Outstanding as of January 1, 2025	**44,678,228**	**3.11**	**5.44**	**169,354**
Exercised	**(10,129,698)**	**2.58**		
Forfeited	**(438,172)**	**3.49**		
Outstanding as of June 30, 2025	**34,110,358**	**3.26**	**4.97**	**192,966**
Vested and expected to vest as of June 30, 2025	**34,110,358**	**3.26**	**4.97**	**192,966**
Exercisable as of June 30, 2025	**33,958,846**	**3.25**	**4.96**	**192,506**

The aggregate intrinsic value is calculated as the difference between the exercise price of share options and the market value of the underlying ordinary share at each reporting date.

As of June 30, 2025, there were US$0.1 million of unrecognized compensation expenses related to share options, which were expected to be recognized over a weighted-average period of 1.07 years and may be adjusted for future forfeitures.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. SHARE-BASED COMPENSATION *(CONTINUED)*

(b) RSUs

The following table summarizes activities of RSUs for the periods presented:

	Number of RSUs	Weighted average grant-date fair value
		US$
Outstanding as of January 1, 2024	39,458,612	9.58
Granted	3,399,536	
Vested	(6,458,456)	
Forfeited	(970,686)	
Outstanding as of June 30, 2024	35,429,006	9.59
Outstanding as of January 1, 2025	**31,537,814**	**9.20**
Granted	**5,211,648**	
Vested	**(6,220,988)**	
Forfeited	**(1,825,794)**	
Outstanding as of June 30, 2025	**28,702,680**	**9.20**

As of June 30, 2025, there were US$217.8 million of unrecognized compensation expenses related to RSUs, which were expected to be recognized over a weighted-average period of 2.38 years and may be adjusted for future forfeitures.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. SHARE-BASED COMPENSATION *(CONTINUED)*

(c) Share-based compensation expenses by function

The following table sets forth the allocation of share-based compensation expenses:

	For the six months ended June 30,	
	2024	**2025**
	(RMB in thousands)	
Cost of revenues	22,416	**16,507**
Sales and marketing expenses	141,954	**126,593**
Research and development expenses	212,673	**166,598**
General and administrative expenses	213,377	**171,791**
Total	590,420	**481,489**

15. NET INCOME PER SHARE

The computation of basic and diluted net income per share for the periods presented is as follows:

	For the six months ended June 30,	
	2024	**2025**
	(RMB in thousands, except share and per share data)	
Numerator		
Net income attributable to ordinary shareholders of KANZHUN LIMITED	666,684	**1,234,532**
Denominator		
Weighted average number of ordinary shares used in computing basic net income per share	884,833,645	**876,959,135**
Dilutive effect of share-based awards	30,845,133	**24,277,910**
Weighted average number of ordinary shares used in computing diluted net income per share	915,678,778	**901,237,045**
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED		
– Basic	0.75	**1.41**
– Diluted	0.73	**1.37**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. RELATED PARTY TRANSACTIONS AND BALANCES

The Group entered into the following material transactions with one of the Company's major shareholder, Tencent Holdings Limited and its affiliates ("Tencent Group"):

	For the six months ended June 30,	
	2024	**2025**
	(RMB in thousands)	
Cloud services from Tencent Group	6,331	**6,756**
Online payment clearing services and other services from Tencent Group	4,804	**5,699**
Total	11,135	**12,455**

Details of major amounts due from related parties are as follows:

	As of December 31, 2024	**As of June 30, 2025**
	(RMB in thousands)	
Receivables from the online payment platform of Tencent Group	6,719	**9,359**
Prepaid service fee to Tencent Group	539	**430**
Total	7,258	**9,789**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. COMMITMENTS AND CONTINGENCIES

Commitments

The Group's capital commitments primarily relate to the purchase of servers. Total capital commitments contracted but not yet reflected in the unaudited consolidated financial statements amounted to RMB49.6 million as of June 30, 2025.

Additionally, the Group engages third parties for promoting its brand image through various advertising channels. The advertising commitments contracted but not yet reflected in the unaudited condensed consolidated financial statements amounted to RMB34.2 million as of June 30, 2025.

Contingencies

The Group is subject to legal proceedings in the ordinary course of business. The Group records a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. No material liabilities in this regard were recorded as of June 30, 2025.

18. DIVIDENDS

No dividend was declared by the Company during the six months ended June 30, 2024 and 2025.

19. SUBSEQUENT EVENTS

In July 2025, the Company completed its share offer of an aggregate of 34,500,000 Class A ordinary shares at an offer price of HK$66.00 per share, comprising a Hong Kong public offering of 10,350,000 shares and an international offering of 24,150,000 shares. Net proceeds from this share offer, after deducting underwriting commissions and other offering expenses payable, were approximately HK$2.2 billion.

On August 20, 2025, the Company's board of directors ("the Board") approved an annual dividend policy, pursuant to which the Board intends to declare and distribute a dividend each year in accordance with the memorandum and articles of association of the Company and applicable laws and regulations. The determination to make dividend distributions and the amount of such distributions in any particular annual period will be made at the discretion of the Board upon review of the Company's operations and earnings, cash flow, financial condition and other relevant factors. Under this dividend policy, the Board has approved an annual cash dividend of US$0.084 per ordinary share, or US$0.168 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 8, 2025, Beijing Time and New York Time, respectively. The aggregate amount of the dividend will be approximately US$80 million.

On August 20, 2025, the Board approved amendments to the existing share repurchase program adopted in August 2024, extending the program for a 12-month period through August 28, 2026 and authorizing repurchases of up to US$250 million of the Company's shares (including ADSs) during the extended 12-month period.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the unaudited condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

	As of December 31, 2024						
		IFRS adjustments					
Unaudited condensed consolidated balance sheets (extract)	Amounts as reported under U.S. GAAP	Share-based compensation Note (i)	Operating leases Note (ii)	Long-term investments Note (iii)	Preferred shares Note (iv)	Listing expenses Note (v)	Amounts as reported under IFRS
	(RMB in thousands)						
Right-of-use assets, net	302,856	–	(8,766)	–	–	–	294,090
Total assets	19,310,672	–	(8,766)	–	–	–	19,301,906
Additional paid-in capital	16,234,535	501,918	–	–	28,098,509	22,592	44,857,554
Accumulated other comprehensive income	1,054,562	–	–	(18,351)	1,246,796	–	2,283,007
Accumulated deficit	(917,640)	(501,918)	(8,766)	18,351	(29,345,305)	(22,592)	(30,777,870)
Total shareholders' equity	14,962,820	–	(8,766)	–	–	–	14,954,054

	As of June 30, 2025						
		IFRS adjustments					
Unaudited condensed consolidated balance sheets (extract)	**Amounts as reported under U.S. GAAP**	**Share-based compensation Note (i)**	**Operating leases Note (ii)**	**Long-term investments Note (iii)**	**Preferred shares Note (iv)**	**Listing expenses Note (v)**	**Amounts as reported under IFRS**
	(RMB in thousands)						
Right-of-use assets, net	**194,529**	**–**	**(7,953)**	**–**	**–**	**–**	**186,576**
Total assets	**21,183,955**	**–**	**(7,953)**	**–**	**–**	**–**	**21,176,002**
Additional paid-in capital	**16,103,944**	**395,987**	**–**	**–**	**28,098,509**	**22,592**	**44,621,032**
Accumulated other comprehensive income	**1,036,763**	**–**	**–**	**(42,144)**	**1,246,796**	**–**	**2,241,415**
Retained earnings/ (Accumulated deficit)	**316,892**	**(395,987)**	**(7,953)**	**42,144**	**(29,345,305)**	**(22,592)**	**(29,412,801)**
Total shareholders' equity	**16,836,963**	**–**	**(7,953)**	**–**	**–**	**–**	**16,829,010**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

Unaudited condensed consolidated statements of comprehensive income (extract)	For the six months ended June 30, 2024			
	Amounts as reported under U.S. GAAP	IFRS adjustments		Amounts as reported under IFRS
		Share-based compensation Note (i)	Operating leases Note (ii)	
	(RMB in thousands)			
Cost of revenues	(611,971)	3,458	929	(607,584)
Sales and marketing expenses	(1,124,439)	(19,796)	2,941	(1,141,294)
Research and development expenses	(911,298)	(16,098)	1,464	(925,932)
General and administrative expenses	(531,682)	(13,937)	933	(544,686)
Interest and investment income, net	309,870	–	(7,307)	302,563
Net income	658,974	(46,373)	(1,040)	611,561

Unaudited condensed consolidated statements of comprehensive income (extract)	**For the six months ended June 30, 2025**				
	Amounts as reported under U.S. GAAP	**IFRS adjustments**			**Amounts as reported under IFRS**
		Share-based compensation Note (i)	**Operating leases Note (ii)**	**Long-term investments Note (iii)**	
	(RMB in thousands)				
Cost of revenues	**(618,265)**	**2,802**	**656**	**–**	**(614,807)**
Sales and marketing expenses	**(911,100)**	**26,942**	**2,267**	**–**	**(881,891)**
Research and development expenses	**(839,614)**	**31,137**	**878**	**–**	**(807,599)**
General and administrative expenses	**(576,485)**	**45,050**	**601**	**–**	**(530,834)**
Other operating income, net	**10,740**	**–**	**2,146**	**–**	**12,886**
Interest and investment income, net	**306,461**	**–**	**(5,735)**	**29,741**	**330,467**
Income tax expenses	**(173,065)**	**–**	**–**	**(5,948)**	**(179,013)**
Net income	**1,223,268**	**105,931**	**813**	**23,793**	**1,353,805**
Other comprehensive income					
Unrealized gains on available-for-sale investments	**23,793**	**–**	**–**	**(23,793)**	**–**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

Notes:

(i) **Share-based compensation**

For share options and RSUs granted with service conditions, share-based compensation expenses were recognized over the requisite service period using straight-line method under U.S. GAAP while the graded vesting method must be applied under IFRS.

Additionally, under U.S. GAAP, it is allowed to make an entity-wide accounting policy election to account for forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, forfeitures must be estimated and share-based compensation expenses should be recognized net of estimated forfeitures.

Accordingly, the reconciliation includes an increase of RMB46.4 million in operating cost and expenses for the six months ended June 30, 2024 and a decrease of RMB105.9 million in operating cost and expenses for the six months ended June 30, 2025.

(ii) **Operating leases**

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and interest expenses related to lease liabilities were recorded together as lease expenses, which resulted in a straight-line recognition effect over the lease terms.

Under IFRS, the amortization of right-of-use assets was recognized on a straight-line basis while interest expenses related to lease liabilities were recorded on the basis that lease liabilities were measured at amortized cost with more expenses recognized in earlier years of each lease term. Additionally, the amortization of right-of use assets and interest expenses related to lease liabilities were presented in separate line items of the unaudited condensed consolidated statements of comprehensive income.

Accordingly, the reconciliation includes a decrease of RMB1.0 million in net income for the six months ended June 30, 2024 and an increase of RMB0.8 million in net income for the six months ended June 30, 2025.

(iii) **Long-term investments**

In 2023, the Group made an investment in a private company, which contained certain substantive preferential rights including redemption at the Group's option upon the occurrence of certain contingent events that are out of the investee's control and liquidation preference over common shareholders.

Under U.S. GAAP, the above investment was classified as available-for-sale debt securities, which was measured at fair value at each reporting date, with unrealized gains and losses (net of tax) recorded in other comprehensive income/(loss). Under IFRS, since this investment could not meet the definition of equity instruments from the investee's perspective, and the related contractual cash flows do not represent solely payments of principal and interest, it should be classified as financial assets measured at fair value through profit or loss, with changes in fair value recognized in profit or loss.

For the six months ended June 30, 2024, there was no material fair value change in the investment. For the six months ended June 30, 2025, the reconciliation includes a reclassification of RMB23.8 million from other comprehensive income to investment income and income tax expenses.

20. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

(iv) Preferred shares

Prior to the Company's initial public offering in the United States of America ("US IPO") in June 2021, the Company had preferred shares, which were converted into ordinary shares upon the completion of the US IPO.

Under U.S. GAAP, the preferred shares were classified as mezzanine equity because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain events outside of the Company's control. The preferred shares were initially recorded at fair value, net of issuance cost. Accretion to the redemption value of preferred shares was recognized over the period starting from issuance date to the earliest redemption date.

Under IFRS, the preferred shares that were contingently redeemable at the holders' option were classified as financial liabilities at fair value through profit or loss, which were measured at fair value with the issuance cost recorded in general and administrative expenses. The amounts of changes in the fair value of the financial liabilities attributable to changes in the credit risk of the financial liabilities was recorded in other comprehensive income/(loss) and the remaining amount of changes in the fair value was recorded in profit or loss.

The cumulative historical difference in measuring these preferred shares between U.S. GAAP and IFRS was carried forward to subsequent balance sheets.

(v) Listing expenses

Under U.S. GAAP, specific incremental cost directly attributable to the issuance of equity securities may be deferred and capitalized against the gross proceeds of the offering and presented in the shareholders' equity as a deduction from the proceeds. Under IFRS, only expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Expenses considered directly attributable to the listing of existing shares do not qualify for capitalization and must be expensed as incurred.

For the US IPO, an additional RMB22.6 million of listing expenses were expensed under IFRS in 2021. This cumulative historical difference between U.S. GAAP and IFRS was carried forward to subsequent balance sheets.

DEFINITIONS

"2020 Share Incentive Plan"	the 2020 global share plan our Company adopted in September 2020, which was amended and restated in May 2021, as amended from time to time
"ADS(s)"	American Depositary Shares issued by the Depositary pursuant to the Deposit Agreement in respect of our Class A Ordinary Shares deposited in our ADS program, each ADS representing two (2) Class A Ordinary Shares on deposit with the Custodian
"AI"	artificial intelligence
"Articles" or "Articles of Association"	the fifteenth amended and restated articles of association of the Company conditionally adopted by special resolutions of the Shareholders of the Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing, as amended from time to time
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audit Committee"	the audit committee of the Board
"Beijing Highland Wolf" or "WFOE"	Beijing Highland Wolf Technology Co., Ltd. (北京漢藍沃夫技術有限公司), a limited liability company established under the laws of the PRC on December 6, 2023
"Beijing Huapin Borui"	Beijing Huapin Borui Network Technology Co., Ltd. (北京華品博睿網絡技術有限公司), a limited liability company established under the laws of the PRC on December 25, 2013
"Board"	the board of Directors
"business day"	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong are generally open for normal banking business
"CG Code"	the Corporate Governance Code set out in Appendix C1 to the Listing Rules
"China" or "PRC"	the People's Republic of China and for the purposes of this interim report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per share on any resolution tabled at the Company's general meetings

DEFINITIONS

"Class B Ordinary Share(s)"	class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Code"	the Management Trading of Securities Policy
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	KANZHUN LIMITED, a company with limited liability incorporated in the Cayman Islands on January 16, 2014
"Compensation Committee"	the compensation committee of the Board
"Compliance Advisor"	Guotai Junan Capital Limited, being the compliance advisor of the Company
"connected transaction(s)"	has the meaning ascribed to it under the Listing Rules
"Consolidated Affiliated Entity(ies)"	entities of which we are the primary beneficiary through the Contractual Arrangements, namely the VIE and its subsidiaries
"Contractual Arrangement(s)"	the series of contractual arrangements entered into among the WFOE, the VIE and the Registered Shareholders (as applicable)
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhao and the intermediary company through which Mr. Zhao has an interest in the Company, namely, Techwolf Limited
"Corporate Governance Committee"	the corporate governance committee of the Board
"CRM system"	customer relationship management system
"Custodian"	Citibank, N.A. – Hong Kong, appointed by the Depositary to hold Class A Ordinary Shares deposited under the Deposit Agreement
"DAU"	daily active users, which refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once

DEFINITIONS

"Deposit Agreement"	Deposit Agreement, dated as of June 15, 2021, by and among the Company, the Depositary, and the holders and beneficial owners of ADSs, as amended and supplemented from time to time
"Depositary"	Citibank, N.A., the depositary of the Company's ADS program
"Director(s)"	the director(s) of our Company
"GAAP"	generally accepted accounting principles
"Group", "our Group", "the Group", "we", "us" or "our"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong Stock Exchange" or "HKEX"	The Stock Exchange of Hong Kong Limited
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"Latest Practicable Date"	September 15, 2025
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange by way of introduction pursuant to the Hong Kong Listing Rules on December 22, 2022
"Listing Date"	December 22, 2022, on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were first permitted to take place on the Hong Kong Stock Exchange
"Listing Document"	the listing document of the Company dated December 16, 2022
"Listing Rule(s)"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

DEFINITIONS

"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"MAU"	monthly active users, which refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given month at least once
"Memorandum" or "Memorandum of Association"	the fifteenth amended and restated memorandum of association of the Company conditionally adopted by special resolutions of the shareholders of the Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing, as amended from time to time
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
"Mr. Zhao" or "Founder"	Mr. Peng Zhao, being the founder, chairman, and chief executive officer of the Company
"Nasdaq"	the Nasdaq Global Select Market
"Nomination Committee"	the nomination committee of the Board
"Post-IPO Share Scheme"	the share incentive plan conditionally approved and adopted by our Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing
"Registered Shareholders"	the registered shareholders of the VIE, with respect to Beijing Huapin Borui, Mr. Zhao and Ms. Xu Yue
"Reporting Period"	for the six months ended June 30, 2025
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of Shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB" or "Renminbi"	Renminbi, the lawful currency of China

DEFINITIONS

"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	collectively, the 2020 Share Incentive Plan and the Post-IPO Share Scheme
"Shareholder(s)"	holder(s) of our Share(s)
"subsidiary" or "subsidiaries"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"United States", "US" or "U.S."	United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	United States generally accepted accounting principles
"VIE"	Beijing Huapin Borui
"weighted voting rights" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhao, being the holder of the Class B Ordinary Shares, entitling to weighted voting rights, details of which are set out in the section headed "Share Capital"
"WVR structure"	has the meaning ascribed to it under the Listing Rules
"%"	per cent

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